SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period 23rd May to 23rd September 2002

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

File No. 1-10409

20th September 2002

SIX CONTINENTS PLC

The Board of Six Continents PLC notes the recent speculation and today’s movement in the company’s share price.

The Board has been actively considering a demerger alongside its stated commitment to return capital to shareholders in the absence of a major hotel acquisition by the year–end. No final decision has yet been made.

A further announcement will be made when this process is concluded.

– ends –

Note to editors:

Six Continents is a leading global hospitality group with over 3,270 hotels across nearly 100 countries and territories and over 2,060 restaurants, pubs and bars in the UK and Germany.

–	Six Continents Hotels is the world’s leading global hotel group whose brands include Inter-Continental Hotels and Resorts, Crowne Plaza Hotels and Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites. It owns, manages, leases or franchises more than 3,270 hotels and around 512,000 guest rooms in nearly 100 countries and territories around the world.

–	Six Continents Retail is the UK’s leading managed restaurant, pub and bar group with over 2,060 outlets including brands such as Vintage Inns, Harvester, Toby, Browns, All Bar One, Scream, O’Neill’s, Edward’s, Ember Inns, Arena and Goose.

–	Britvic Soft Drinks is one of the leading UK producers and distributors of branded soft drinks with brands such as Tango, Robinsons, Britvic and the UK franchise for Pepsi.

For further information, please contact:

Mark Rigby, Corporate Affairs Alastair Scott, Investor Relations	+ 44 20 7409 8105 + 44 20 7355 6532

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	23rd September 2002